SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Full Year 2008 New Business - Part 3

Schedule 4 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2008 VERSUS QUARTER 3 2008

INSURANCE OPERATIONS

			Single			Regular			Total		Annual Equivalents
	Note	Q4 2008	Q 3 2008	+/-(%)	Q4 2008	Q 3 2008	+/-(%)	Q4 2008	Q 3 2008	+/-(%)	Q4 2008	Q 3 2008	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		471	408	15%	-	-	-	471	408	15%	47	41	15%

Direct and Partnership Annuities		153	177	(14%)	-	-	-	153	177	(14%)	15	18	(17%)

Intermediated Annuities		96	116	(17%)	-	-	-	96	116	(17%)	10	12	(17%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		720	701	3%	-	-	-	720	701	3%	72	70	3%

Equity Release		54	71	(24%)	-	-	-	54	71	(24%)	5	7	(29%)

Individual Pensions		63	20	215%	1	1	0%	64	21	205%	7	3	133%

Corporate Pensions		67	60	12%	24	26	(8%)	91	86	6%	31	32	(3%)

Unit Linked Bonds		21	21	0%	-	-	-	21	21	0%	2	2	0%

With-Profit Bonds		218	233	(6%)	-	-	-	218	233	(6%)	22	23	(4%)

Protection		-	-	-	2	1	100%	2	1	100%	2	1	100%

Offshore Products		104	126	(17%)	1	1	0%	105	127	(17%)	11	14	(21%)

Pru Health	(12)	-	-	-	2	6	(67%)	2	6	(67%)	2	6	(67%)

Income Drawdown	(13)	21	24	(13%)	-	-	-	21	24	(13%)	2	2	0%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		1,268	1,256	1%	30	35	(14%)	1,298	1,291	1%	157	161	(2%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	(14)	-	54	-	28	26	8%	28	80	(65%)	28	31	(10%)

Other Products		19	36	(47%)	4	6	(33%)	23	42	(45%)	6	10	(40%)

DWP Rebates		50	-	-	-	-	-	50	-	-	5	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		69	90	(23%)	32	32	0%	101	122	(17%)	39	41	(5%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		1,337	1,346	(1%)	62	67	(7%)	1,399	1,413	(1%)	196	202	(3%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		47	1,063	(96%)	-	-	-	47	1,063	(96%)	5	106	(95%)

Credit Life		7	4	75%	-	-	-	7	4	75%	1	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	2,413	(42%)	62	67	(7%)	1,453	2,480	(41%)	201	308	(35%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		623	582	7%	54	55	(2%)	677	637	6%	116	113	3%

Intermediated		664	764	(13%)	8	12	(33%)	672	776	(13%)	74	88	(16%)

Wholesale		54	1,067	(95%)	-	-	-	54	1,067	(95%)	5	107	(95%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		1,341	2,413	(44%)	62	67	(7%)	1,403	2,480	(43%)	196	308	(36%)

DWP Rebates		50	-	-	-	-	-	50	-	-	5	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	2,413	(42%)	62	67	(7%)	1,453	2,480	(41%)	201	308	(35%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations	(1b) (8)

Fixed Annuities		583	506	15%	-	-	-	583	506	15%	58	51	14%

Fixed Index Annuities		184	121	52%	-	-	-	184	121	52%	18	12	50%

Variable Annuities		895	799	12%	-	-	-	895	799	12%	90	80	13%

Life		1	2	(50%)	6	7	(14%)	7	9	(22%)	6	7	(14%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		1,663	1,428	16%	6	7	(14%)	1,669	1,435	16%	172	150	15%

Guaranteed Investment Contracts		42	310	(86%)	-	-	-	42	310	(86%)	4	31	(87%)

GIC - Medium Term Note		16	5	220%	-	-	-	16	5	220%	2	1	100%
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		1,721	1,743	(1%)	6	7	(14%)	1,727	1,750	(1%)	178	181	(2%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1b) (8)

China	(10)	16	12	33%	9	8	13%	25	20	25%	11	9	22%

Hong Kong		47	114	(59%)	41	35	17%	88	149	(41%)	46	46	0%

India	(6)	7	13	(46%)	34	46	(26%)	41	59	(31%)	35	47	(26%)

Indonesia		9	17	(47%)	46	40	15%	55	57	(4%)	47	42	12%

Japan		21	26	(19%)	6	3	100%	27	29	(7%)	8	6	33%

Korea		15	13	15%	35	58	(40%)	50	71	(30%)	37	59	(37%)

Malaysia		6	8	(25%)	35	26	35%	41	34	21%	36	27	33%

Singapore		35	30	17%	22	19	16%	57	49	16%	26	22	18%

Taiwan		10	13	(23%)	70	35	100%	80	48	67%	71	36	97%

Other	(4)	4	4	0%	14	11	27%	18	15	20%	14	11	27%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		170	250	(32%)	312	281	11%	482	531	(9%)	329	306	8%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		3,282	4,406	(26%)	380	355	7%	3,662	4,761	(23%)	708	796	(11%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

								Market &	Net
			Opening				Other	Currency	Movement	Closing
			FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
			£m	£m	£m	£m	£m	£m	£m	£m

M&G	(5)	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997

		Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994

		+/-(%)	(3%)	(13%)	(64%)	(143%)	-	30%	(76%)	(6%)

Asia Retail Mutual Funds	(15)	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443

		Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594

		+/-(%)	(8%)	8%	(3%)	87%	74%	266%	168%	6%

Asia Third Party		Q4 2008	755	16	(24)	(8)	-	42	34	789

		Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755

		+/-(%)	(10%)	(6%)	48%	72%	-	174%	140%	5%

US Retail Mutual Funds		Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50

		Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58

		+/-(%)	(6%)	(20%)	11%	0%	100%	(500%)	(100%)	(14%)

Total Investment Products		Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279

		Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401

		+/-(%)	(5%)	2%	(15%)	(183%)	582%	66%	30%	(3%)

Schedule 5 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

		UK				US			Asia		Total
						Note 1a			Note 1a

	Note	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products		7,183	6,879	4%	6,941	7,063	(2%)	2,673	3,149	(15%)	16,797	17,091	(2%)

Total Investment Products - Gross Inflows	(2)	16,154	14,745	10%	36	65	(45%)	46,957	40,875	15%	63,147	55,685	13%

		______	______	______	______	______	______	______	______	______	______	______	______
		23,337	21,624	8%	6,977	7,128	(2%)	49,630	44,024	13%	79,944	72,776	10%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

			Single			Regular			Total		PVNBP

		FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		1,600	1,399	14%	-	-	-	1,600	1,399	14%	1,600	1,399	14%

Direct and Partnership Annuities		703	842	(17%)	-	-	-	703	842	(17%)	703	842	(17%)

Intermediated Annuities		497	555	(10%)	-	-	-	497	555	(10%)	497	555	(10%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		2,800	2,796	0%	-	-	-	2,800	2,796	0%	2,800	2,796	0%

Equity Release		242	156	55%	-	-	-	242	156	55%	242	156	55%

Individual Pensions		115	38	203%	3	1	200%	118	39	203%	124	42	195%

Corporate Pensions		221	283	(22%)	88	84	5%	309	367	(16%)	645	737	(12%)

Unit Linked Bonds		109	243	(55%)	-	-	-	109	243	(55%)	109	243	(55%)

With-Profit Bonds		869	297	193%	-	-	-	869	297	193%	869	297	193%

Protection		-	-	-	6	5	20%	6	5	20%	38	26	46%

Offshore Products		551	434	27%	4	4	0%	555	438	27%	573	455	26%

Pru Health	(12)	-	-	-	16	13	23%	16	13	23%	146	107	36%

Income Drawdown	(13)	75	34	121%	-	-	-	75	34	121%	75	34	121%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		4,982	4,281	16%	117	107	9%	5,099	4,388	16%	5,621	4,893	15%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions		227	198	15%	116	115	1%	343	313	10%	653	604	8%

Other Products		132	190	(31%)	21	25	(16%)	153	215	(29%)	219	276	(21%)

DWP Rebates		153	143	7%	-	-	-	153	143	7%	153	143	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		512	531	(4%)	137	140	(2%)	649	671	(3%)	1,025	1,023	0%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		5,494	4,812	14%	254	247	3%	5,748	5,059	14%	6,646	5,916	12%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		1,417	1,799	(21%)	-	-	-	1,417	1,799	(21%)	1,417	1,799	(21%)

Credit Life		18	21	(14%)	-	-	-	18	21	(14%)	18	21	(14%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	8,081	7,736	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		2,352	2,385	(1%)	215	212	1%	2,567	2,597	(1%)	3,268	3,312	(1%)

Intermediated		2,990	2,284	31%	39	35	11%	3,029	2,319	31%	3,227	2,460	31%

Wholesale		1,434	1,820	(21%)	-	-	-	1,434	1,820	(21%)	1,434	1,820	(21%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		6,776	6,489	4%	254	247	3%	7,030	6,736	4%	7,929	7,592	4%

DWP Rebates		153	143	7%	-	-	-	153	143	7%	153	143	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	8,081	7,736	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations	(1a)

Fixed Annuities		1,724	619	179%	-	-	-	1,724	619	179%	1,724	619	179%

Fixed Index Annuities		501	483	4%	-	-	-	501	483	4%	501	483	4%

Variable Annuities		3,491	4,922	(29%)	-	-	-	3,491	4,922	(29%)	3,491	4,922	(29%)

Life		7	8	(13%)	24	20	20%	31	28	11%	230	170	35%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		5,723	6,032	(5%)	24	20	20%	5,747	6,052	(5%)	5,946	6,194	(4%)

Guaranteed Investment Contracts		857	441	94%	-	-	-	857	441	94%	857	441	94%

GIC - Medium Term Note		337	570	(41%)	-	-	-	337	570	(41%)	337	570	(41%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		6,917	7,043	(2%)	24	20	20%	6,941	7,063	(2%)	7,140	7,205	(1%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1a)

China	(10)	63	53	19%	32	28	14%	95	81	17%	230	197	17%

Hong Kong		507	543	(7%)	154	127	21%	661	670	(1%)	1,612	1,295	24%

India	(6)	60	27	122%	202	183	10%	262	210	25%	747	752	(1%)

Indonesia		94	121	(22%)	167	113	48%	261	234	12%	649	509	28%

Japan		115	150	(23%)	30	27	11%	145	177	(18%)	217	263	(17%)

Korea		78	165	(53%)	211	223	(5%)	289	388	(26%)	1,097	1,171	(6%)

Malaysia		28	46	(39%)	99	87	14%	127	133	(5%)	570	528	8%

Singapore		341	684	(50%)	78	77	1%	419	761	(45%)	961	1,208	(20%)

Taiwan		153	149	3%	189	246	(23%)	342	395	(13%)	1,037	1,265	(18%)

Other	(4)	18	40	(55%)	54	60	(10%)	72	100	(28%)	188	219	(14%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		1,457	1,978	(26%)	1,216	1,171	4%	2,673	3,149	(15%)	7,308	7,407	(1%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		15,303	15,653	(2%)	1,494	1,438	4%	16,797	17,091	(2%)	22,529	22,348	1%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2008

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

		UK				US			Asia		Total
						Note 1b			Note 1b

	Note	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products		7,183	6,879	4%	6,941	6,534	6%	2,673	2,901	(8%)	16,797	16,314	3%

Total Investment Products - Gross Inflows	(2)	16,154	14,745	10%	36	60	(40%)	46,957	38,954	21%	63,147	53,759	17%

		______	______	______	______	______	______	______	______	______	______	______	______
		23,337	21,624	8%	6,977	6,594	6%	49,630	41,855	19%	79,944	70,073	14%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

			Single			Regular			Total		PVNBP

		FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)	FY 2008	FY 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		1,600	1,399	14%	-	-	-	1,600	1,399	14%	1,600	1,399	14%

Direct and Partnership Annuities		703	842	(17%)	-	-	-	703	842	(17%)	703	842	(17%)

Intermediated Annuities		497	555	(10%)	-	-	-	497	555	(10%)	497	555	(10%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		2,800	2,796	0%	-	-	-	2,800	2,796	0%	2,800	2,796	0%

Equity Release		242	156	55%	-	-	-	242	156	55%	242	156	55%

Individual Pensions		115	38	203%	3	1	200%	118	39	203%	124	42	195%

Corporate Pensions		221	283	(22%)	88	84	5%	309	367	(16%)	645	737	(12%)

Unit Linked Bonds		109	243	(55%)	-	-	-	109	243	(55%)	109	243	(55%)

With-Profit Bonds		869	297	193%	-	-	-	869	297	193%	869	297	193%

Protection		-	-	-	6	5	20%	6	5	20%	38	26	46%

Offshore Products		551	434	27%	4	4	0%	555	438	27%	573	455	26%

Pru Health	(12)	-	-	-	16	13	23%	16	13	23%	146	107	36%

Income Drawdown	(13)	75	34	121%	-	-	-	75	34	121%	75	34	121%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		4,982	4,281	16%	117	107	9%	5,099	4,388	16%	5,621	4,893	15%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions		227	198	15%	116	115	1%	343	313	10%	653	604	8%

Other Products		132	190	(31%)	21	25	(16%)	153	215	(29%)	219	276	(21%)

DWP Rebates		153	143	7%	-	-	-	153	143	7%	153	143	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		512	531	(4%)	137	140	(2%)	649	671	(3%)	1,025	1,023	0%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		5,494	4,812	14%	254	247	3%	5,748	5,059	14%	6,646	5,916	12%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		1,417	1,799	(21%)	-	-	-	1,417	1,799	(21%)	1,417	1,799	(21%)

Credit Life		18	21	(14%)	-	-	-	18	21	(14%)	18	21	(14%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	8,081	7,736	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		2,352	2,385	(1%)	215	212	1%	2,567	2,597	(1%)	3,268	3,312	(1%)

Intermediated		2,990	2,284	31%	39	35	11%	3,029	2,319	31%	3,227	2,460	31%

Wholesale		1,434	1,820	(21%)	-	-	-	1,434	1,820	(21%)	1,434	1,820	(21%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		6,776	6,489	4%	254	247	3%	7,030	6,736	4%	7,929	7,592	4%

DWP Rebates		153	143	7%	-	-	-	153	143	7%	153	143	7%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		6,929	6,632	4%	254	247	3%	7,183	6,879	4%	8,081	7,736	4%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations	(1b)

Fixed Annuities		1,724	573	201%	-	-	-	1,724	573	201%	1,724	573	201%

Fixed Index Annuities		501	446	12%	-	-	-	501	446	12%	501	446	12%

Variable Annuities		3,491	4,554	(23%)	-	-	-	3,491	4,554	(23%)	3,491	4,554	(23%)

Life		7	7	0%	24	19	26%	31	26	19%	230	158	46%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		5,723	5,580	3%	24	19	26%	5,747	5,599	3%	5,946	5,731	4%

Guaranteed Investment Contracts		857	408	110%	-	-	-	857	408	110%	857	408	110%

GIC - Medium Term Note		337	527	(36%)	-	-	-	337	527	(36%)	337	527	(36%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		6,917	6,515	6%	24	19	26%	6,941	6,534	6%	7,140	6,666	7%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1b)

China	(10)	63	45	40%	32	24	33%	95	69	38%	230	167	38%

Hong Kong		507	501	1%	154	117	32%	661	618	7%	1,612	1,196	35%

India	(6)	60	26	131%	202	177	14%	262	203	29%	747	728	3%

Indonesia		94	118	(20%)	167	109	53%	261	227	15%	649	494	31%

Japan		115	122	(6%)	30	22	36%	145	144	1%	217	214	1%

Korea		78	179	(56%)	211	241	(12%)	289	420	(31%)	1,097	1,267	(13%)

Malaysia		28	41	(32%)	99	78	27%	127	119	7%	570	472	21%

Singapore		341	593	(42%)	78	67	16%	419	660	(37%)	961	1,047	(8%)

Taiwan		153	132	16%	189	218	(13%)	342	350	(2%)	1,037	1,121	(7%)

Other	(4)	18	36	(50%)	54	55	(2%)	72	91	(21%)	188	200	(6%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		1,457	1,793	(19%)	1,216	1,108	10%	2,673	2,901	(8%)	7,308	6,906	6%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		15,303	14,940	2%	1,494	1,374	9%	16,797	16,314	3%	22,529	21,308	6%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 7 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2008 VERSUS QUARTER 4 2007

INSURANCE OPERATIONS

			Single			Regular			Total		PVNBP
	Note	Q4 2008	Q4 2007	+/-(%)	Q4 2008	Q4 2007	+/-(%)	Q4 2008	Q4 2007	+/-(%)	Q4 2008	Q4 2007	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		471	369	28%	-	-	-	471	369	28%	471	369	28%

Direct and Partnership Annuities		153	184	(17%)	-	-	-	153	184	(17%)	153	184	(17%)

Intermediated Annuities		96	126	(24%)	-	-	-	96	126	(24%)	96	126	(24%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		720	679	6%	-	-	-	720	679	6%	720	679	6%

Equity Release		54	48	13%	-	-	-	54	48	13%	54	48	13%

Individual Pensions		63	11	473%	1	-	-	64	11	482%	67	13	415%

Corporate Pensions		67	162	(59%)	24	26	(8%)	91	188	(52%)	190	354	(46%)

Unit Linked Bonds		21	43	(51%)	-	-	-	21	43	(51%)	21	43	(51%)

With-Profit Bonds		218	114	91%	-	-	-	218	114	91%	218	114	91%

Protection		-	-	-	2	2	0%	2	2	0%	12	6	100%

Offshore Products		104	129	(19%)	1	1	0%	105	130	(19%)	110	135	(19%)

Pru Health	(12)	-	-	-	2	3	(33%)	2	3	(33%)	17	26	(35%)

Income Drawdown	(13)	21	14	50%	-	-	-	21	14	50%	21	14	50%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		1,268	1,200	6%	30	32	(6%)	1,298	1,232	5%	1,430	1,432	(0%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	(14)	-	30	-	28	29	(3%)	28	59	(53%)	132	135	(2%)

Other Products		19	47	(60%)	4	5	(20%)	23	52	(56%)	53	70	(24%)

DWP Rebates		50	14	257%	-	-	-	50	14	257%	50	14	257%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		69	91	(24%)	32	34	(6%)	101	125	(19%)	235	219	7%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		1,337	1,291	4%	62	66	(6%)	1,399	1,357	3%	1,665	1,651	1%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		47	1,754	(97%)	-	-	-	47	1,754	(97%)	47	1,754	(97%)

Credit Life		7	4	75%	-	-	-	7	4	75%	7	4	75%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	3,049	(54%)	62	66	(6%)	1,453	3,115	(53%)	1,719	3,409	(50%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		623	648	(4%)	54	59	(8%)	677	707	(4%)	887	964	(8%)

Intermediated		664	627	6%	8	7	14%	672	634	6%	730	670	9%

Wholesale		54	1,760	(97%)	-	-	-	54	1,760	(97%)	54	1,760	(97%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		1,341	3,035	(56%)	62	66	(6%)	1,403	3,101	(55%)	1,671	3,394	(51%)

DWP Rebates		50	14	257%	-	-	-	50	14	257%	50	14	257%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	3,049	(54%)	62	66	(6%)	1,453	3,115	(53%)	1,719	3,409	(50%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations	(1b) (8)

Fixed Annuities		583	152	284%	-	-	-	583	152	284%	583	152	284%

Fixed Index Annuities		184	104	77%	-	-	-	184	104	77%	184	104	77%

Variable Annuities		895	1,137	(21%)	-	-	-	895	1,137	(21%)	895	1,137	(21%)

Life		1	2	(50%)	6	6	0%	7	8	(13%)	85	54	57%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		1,663	1,395	19%	6	6	0%	1,669	1,401	19%	1,747	1,447	21%

Guaranteed Investment Contracts		42	148	(72%)	-	-	-	42	148	(72%)	42	148	(72%)

GIC - Medium Term Note		16	(4)	500%	-	-	-	16	(4)	500%	16	(4)	500%
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		1,721	1,539	12%	6	6	0%	1,727	1,545	12%	1,805	1,591	13%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1b) (8)

China	(10)	16	18	(11%)	9	8	13%	25	26	(4%)	66	65	2%

Hong Kong		47	178	(74%)	41	35	17%	88	213	(59%)	450	424	6%

India	(6)	7	6	17%	34	53	(36%)	41	59	(31%)	141	219	(36%)

Indonesia		9	53	(83%)	46	38	21%	55	91	(40%)	154	192	(20%)

Japan		21	40	(48%)	6	6	0%	27	46	(41%)	12	66	(82%)

Korea		15	60	(75%)	35	61	(43%)	50	121	(59%)	220	284	(23%)

Malaysia		6	21	(71%)	35	29	21%	41	50	(18%)	193	186	4%

Singapore		35	168	(79%)	22	21	5%	57	189	(70%)	208	326	(36%)

Taiwan		10	33	(70%)	70	36	94%	80	69	16%	363	151	140%

Other	(4)	4	15	(73%)	14	22	(36%)	18	37	(51%)	48	78	(38%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		170	592	(71%)	312	309	1%	482	901	(47%)	1,855	1,991	(7%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		3,282	5,180	(37%)	380	381	(0%)	3,662	5,561	(34%)	5,379	6,991	(23%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

								Market &	Net
			Opening				Other	Currency	Movement	Closing
			FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
			£m	£m	£m	£m	£m	£m	£m	£m

M&G	(5)	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997

		Q4 2007	49,907	3,933	(2,568)	1,365	(123)	72	1,314	51,221

		+/-(%)	0%	3%	(86%)	(154%)	189%	(3,394%)	(328%)	(8%)

Asia Retail Mutual Funds	(15)	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443

		Q4 2007	15,120	10,842	(10,346)	496	(125)	786	1,157	16,277

		+/-(%)	(10%)	16%	(22%)	(118%)	95%	20%	(27%)	(11%)

Asia Third Party		Q4 2008	755	16	(24)	(8)	-	42	34	789

		Q4 2007	980	167	(76)	91	-	45	136	1,116

		+/-(%)	(23%)	(90%)	68%	(109%)	-	(7%)	(75%)	(29%)

US Retail Mutual Funds		Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50

		Q4 2007	32	27	(2)	25	-	(2)	23	55

		+/-(%)	81%	(85%)	(300%)	(116%)	-	(200%)	(135%)	(9%)

Total Investment Products		Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279

		Q4 2007	66,039	14,969	(12,992)	1,977	(248)	901	2,630	68,669

		+/-(%)	(2%)	11%	(34%)	(142%)	143%	(254%)	(181%)	(9%)

Schedule 8 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2008 VERSUS QUARTER 3 2008

INSURANCE OPERATIONS

			Single			Regular			Total		PVNBP
	Note	Q4 2008	Q 3 2008	+/-(%)	Q4 2008	Q 3 2008	+/-(%)	Q4 2008	Q 3 2008	+/-(%)	Q4 2008	Q 3 2008	+/-(%)
		£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities		471	408	15%	-	-	-	471	408	15%	471	408	15%

Direct and Partnership Annuities		153	177	(14%)	-	-	-	153	177	(14%)	153	177	(14%)

Intermediated Annuities		96	116	(17%)	-	-	-	96	116	(17%)	96	116	(17%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities		720	701	3%	-	-	-	720	701	3%	720	701	3%

Equity Release		54	71	(24%)	-	-	-	54	71	(24%)	54	71	(24%)

Individual Pensions		63	20	215%	1	1	0%	64	21	205%	67	22	205%

Corporate Pensions		67	60	12%	24	26	(8%)	91	86	6%	190	175	9%

Unit Linked Bonds		21	21	0%	-	-	-	21	21	0%	21	21	0%

With-Profit Bonds		218	233	(6%)	-	-	-	218	233	(6%)	218	233	(6%)

Protection		-	-	-	2	1	100%	2	1	100%	12	10	20%

Offshore Products		104	126	(17%)	1	1	0%	105	127	(17%)	110	132	(17%)

Pru Health	(12)	-	-	-	2	6	(67%)	2	6	(67%)	17	50	(66%)

Income Drawdown	(13)	21	24	(13%)	-	-	-	21	24	(13%)	21	24	(13%)
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement		1,268	1,256	1%	30	35	(14%)	1,298	1,291	1%	1,430	1,439	(1%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	(14)	-	54	-	28	26	8%	28	80	(65%)	132	145	(9%)

Other Products		19	36	(47%)	4	6	(33%)	23	42	(45%)	53	47	13%

DWP Rebates		50	-	-	-	-	-	50	-	-	50	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions		69	90	(23%)	32	32	0%	101	122	(17%)	235	192	22%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Total Retail		1,337	1,346	(1%)	62	67	(7%)	1,399	1,413	(1%)	1,665	1,631	2%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities		47	1,063	(96%)	-	-	-	47	1,063	(96%)	47	1,063	(96%)

Credit Life		7	4	75%	-	-	-	7	4	75%	7	4	75%
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	2,413	(42%)	62	67	(7%)	1,453	2,480	(41%)	1,719	2,698	(36%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership		623	582	7%	54	55	(2%)	677	637	6%	887	802	11%

Intermediated		664	764	(13%)	8	12	(33%)	672	776	(13%)	730	828	(12%)

Wholesale		54	1,067	(95%)	-	-	-	54	1,067	(95%)	54	1,067	(95%)
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total		1,341	2,413	(44%)	62	67	(7%)	1,403	2,480	(43%)	1,671	2,697	(38%)

DWP Rebates		50	-	-	-	-	-	50	-	-	50	-	-
		______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations		1,391	2,413	(42%)	62	67	(7%)	1,453	2,480	(41%)	1,719	2,698	(36%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations	(1b) (8)

Fixed Annuities		583	506	15%	-	-	-	583	506	15%	583	506	15%

Fixed Index Annuities		184	121	52%	-	-	-	184	121	52%	184	121	52%

Variable Annuities		895	799	12%	-	-	-	895	799	12%	895	799	12%

Life		1	2	(50%)	6	7	(14%)	7	9	(22%)	85	57	49%
		______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail		1,663	1,428	16%	6	7	(14%)	1,669	1,435	16%	1,747	1,483	18%

Guaranteed Investment Contracts		42	310	(86%)	-	-	-	42	310	(86%)	42	310	(86%)

GIC - Medium Term Note		16	5	220%	-	-	-	16	5	220%	16	5	220%
		______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations		1,721	1,743	(1%)	6	7	(14%)	1,727	1,750	(1%)	1,805	1,798	0%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations	(1b) (8)

China	(10)	16	12	33%	9	8	13%	25	20	25%	66	53	25%

Hong Kong		47	114	(59%)	41	35	17%	88	149	(41%)	450	328	37%

India	(6)	7	13	(46%)	34	46	(26%)	41	59	(31%)	141	156	(10%)

Indonesia		9	17	(47%)	46	40	15%	55	57	(4%)	154	159	(3%)

Japan		21	26	(19%)	6	3	100%	27	29	(7%)	12	42	(71%)

Korea		15	13	15%	35	58	(40%)	50	71	(30%)	220	283	(22%)

Malaysia		6	8	(25%)	35	26	35%	41	34	21%	193	152	27%

Singapore		35	30	17%	22	19	16%	57	49	16%	208	206	1%

Taiwan		10	13	(23%)	70	35	100%	80	48	67%	363	167	117%

Other	(4)	4	4	0%	14	11	27%	18	15	20%	48	43	12%
		______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations		170	250	(32%)	312	281	11%	482	531	(9%)	1,855	1,589	17%
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
		______	______	______	______	______	______	______	______	______	______	______	______
Group Total		3,282	4,406	(26%)	380	355	7%	3,662	4,761	(23%)	5,379	6,085	(12%)
		¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

								Market &	Net
			Opening				Other	Currency	Movement	Closing
			FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
			£m	£m	£m	£m	£m	£m	£m	£m

M&G	(5)	Q4 2008	49,994	4,040	(4,775)	(735)	110	(2,372)	(2,997)	46,997

		Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994

		+/-(%)	(3%)	(13%)	(64%)	(143%)	-	30%	(76%)	(6%)

Asia Retail Mutual Funds	(15)	Q4 2008	13,594	12,529	(12,618)	(89)	(6)	944	849	14,443

		Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594

		+/-(%)	(8%)	8%	(3%)	87%	74%	266%	168%	6%

Asia Third Party		Q4 2008	755	16	(24)	(8)	-	42	34	789

		Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755

		+/-(%)	(10%)	(6%)	48%	72%	-	174%	140%	5%

US Retail Mutual Funds		Q4 2008	58	4	(8)	(4)	2	(6)	(8)	50

		Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58

		+/-(%)	(6%)	(20%)	11%	0%	100%	(500%)	(100%)	(14%)

Total Investment Products		Q4 2008	64,401	16,589	(17,425)	(836)	106	(1,392)	(2,122)	62,279

		Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401

		+/-(%)	(5%)	2%	(15%)	(183%)	582%	66%	30%	(3%)

Schedule 9

Group Debt Securities at 31 December 2008

1	IFRS balance sheet fair value

	The Group's investments in debt securities at 31 December 2008 are as follows:
		With-profit	Unit-linked and variable annuity	Other shareholder backed business		Total
		(note 1(a))	(note 1(a))	(note 1(e))
		£bn	£bn	£bn		£bn
	UK insurance operations	38	4	17	(Notes 1(b) and 1(c))	59
	Jackson National Life	-	-	24	(Notes 1(d) and 3)	24
	Asia long-term business	5	2	4		11
	Other operations	-	-	1		1
	Total	43	6	46		95

Notes

1(a) Shareholders are not directly exposed to value movements on assets backing with-profit, unit linked, and variable annuity business.

1(b) The £17bn of debt securities for UK annuity and other non-linked shareholder backed business comprises £4bn of government securities and £13bn for other debt instruments.

1(c) For UK annuity business provision is made for possible future credit related losses. At 31 December 2008, a provision of £1.4bn was held.

1(d)  Jackson debt securities comprise

31 Dec 2008
£bn
Corporate securities (92% investment grade)	16
Residential mortgage backed securities (50% government agency; 25% for pre 2006/2007 vintages; £946m for 2006/2007 vintages of which £617m is for the senior part of the capital structure)	4
Commercial mortgage backed securities	2
Other	2
Total	24

1(e) Included within the £46bn of debt securities for other shareholder-backed business is exposure to £160m of investments in Tier 1 borrowings of Lloyds Banking Group, Barclays and RBS.

2   Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

2.1 Jackson National Life

In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in shareholders' equity.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an other-than-temporary impairment and therefore requiring an accounting write-down.

The defaults, losses on sales of impaired and deteriorating bonds (net of recoveries) and write-downs for 2008 were as follows:

	Defaults	Losses on sales of impaired and deteriorating bonds (net of recoveries)	Write-downs
	£m	£m	£m
Corporate debt securities	78	127	233
Residential mortgage backed securities
Prime	-	-	25
Alt-A	-	-	138
Sub-prime	-	-	4
Other	-	-	19
Total	78	127	419

2.2 Other operations

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through P&L basis with all value movements recorded in the income statement. The 2008 defaults for other operations were as follows:

Defaults
£m
UK operations	93
Asia long-term business	3
Total	96

3  Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 31 December 2008 there was a net unrealised loss position of £2,897 million. This amount comprised £281 million of gross unrealised gains and £3,178 million of gross unrealised losses on individual securities. Included within the gross unrealised losses is £1,938 million for securities which are valued at less than 80 per cent of book value, of which 91 per cent have been at this level for less than 6 months.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

Due to market illiquidity for certain structured securities resulting in the markets not being active since the third quarter of 2008 Jackson have valued the majority of non-agency residential mortgage-backed securities (RMBS), commercial mortgage-backed securities and asset backed securities using valuation techniques in accordance with the requirement of IAS39. The techniques include discounted cash flow models and where available, observable market data and other factors that are likely to affect the fair value of the securities are used. Previously, when markets were deemed active for these securities, independent pricing services or broker bid prices were used to fair value these holdings.

a) Movements in the values for the 3 months to 31 December 2008:

Movements in the values of available-for-sale securities for the fourth quarter to 31 December 2008 are included in the table shown below:

	Change reflected directly in shareholders' equity
	31 Dec 2008	Movement in Quarter 4	Foreign exchange translation*	Quarter 4 including Foreign exchange	30 September 2008
	£m	£m	£m	£m	£m

Assets fair valued at below book value
Book value	20,600	(1,472)	4,268	2,796	17,804
Unrealised loss	(3,178)	(866)	(446)	(1,312)	(1,866)
Fair value (as included in balance sheet)	17,422	(2,338)	3,822	1,484	15,938
Assets fair valued at or above book value
Book value	6,296	1,595	909	2,504	3,792
Unrealised gain	281	88	37	125	156
Fair value (as included in the balance sheet)	6,577	1,683	946	2,629	3,948
Total
Book value	26,896	123	5,177	5,300	21,596
Net unrealised (loss) gain	(2,897)	(777)	(410)	(1,187)	(1,710)
Fair value (as included in balance sheet)	23,999	(654)	4,767	4,113	19,886

b) Fair value of securities in an unrealised loss position as a percentage of book value

(i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £3,178 million (Q3 08: £1,866 million) relating to assets with fair market value and book value of £17,422 million (Q3 08: £15,938 million) and £20,600 million (Q3 08: £17,804 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Dec 2008	31 Dec 2008	30 Sept 2008	30 Sept 2008
	£m	£m	£m	£m
Between 90% and 100%	8,757	(431)	10,279	(487)
Between 80% and 90%	4,581	(809)	4,245	(711)
Below 80%	4,084	(1,938)	1,414	(668)
	17,422	(3,178)	15,938	(1,866)

(ii) Fair value of sub-prime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Dec 2008	31 Dec 2008	30 Sept 2008	30 Sept 2008
	£m	£m	£m	£m
Between 90% and 100%	479	(27)	175	(12)
Between 80% and 90%	120	(19)	524	(96)
Below 80%	192	(166)	113	(43)
	791	(212)	812	(151)

c) Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £1,938 million (Q3 08: £668 million) of the £3,178 million (Q3 08: £1,866 million) of gross unrealised losses at 31 December 2008 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £1,938 million (Q3 08: £668 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 Dec 2008	31 Dec 2008	30 Sept 2008	30 Sept 2008
	£m	£m	£m	£m
Less than 3 months	3,118	(1,364)	1,135	(486)
3 months to 6 months	696	(402)	170	(128)
More than 6 months	270	(172)	109	(54)
	4,084	(1,938)	1,414	(668)

For securities valued at less than 80 per cent of book value, 81 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Unrealised loss	Unrealised loss
	31 Dec 2008	30 Sept 2008
	£m	£m
RMBS
Prime	(115)	(73)
Alt-A	(127)	(30)
Sub-prime	(39)	(13)
	(281)	(116)
Asset backed securities	(86)	(37)
Commercial mortgage backed securities	(375)	(29)
Total structured securities	(742)	(182)
Corporates	(1,196)	(486)
	(1,938)	(668)

Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.44 at 31 December 2008. Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.85 for 12 months to 2008.

PRUDENTIAL PLC - NEW BUSINESS SCHEDULES

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Notes to Schedules 1A - 8

(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.85.

(1b) Insurance and investment new business for overseas operations has been calculated using actual exchange rates. The applicable rate for Jackson is 1.85 (2007:2.00 ).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26 per cent interest in the India life operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2007 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(9) £234m of FUM reported under Prudential Asian funds operations relate to M&G's products distributed through Asian operations and this amount is also included in M&G's FUM.

(10) All premiums for China are shown at 50 per cent shown on a like for like basis, reflecting the constant economic interest before and after management changes made at the end of Q3 2007 in line with the original agreement with CITIC.

(11) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(12) Sales for PruHealth are included in the UK Sales schedule. Prior quarters for 2008 and 2007 have been restated. The APE and PVNBP sales by quarter (rounded) are as follows:

	APE £m		PVNBP £m
	2008	2007	2008	2007
Q1	3	4	32	29
Q2	5	3	47	26
Q3	6	3	50	26
Q4	2	3	17	26
Total	16	13	146	107

(13) Income Drawdown has been reallocated from Individual Annuities product line. The APE and PVNBP sales by quarter (rounded) are as follows:

	APE £m		PVNBP £m
	2008	2007	2008	2007
Q1	1	1	13	5
Q2	2	1	17	6
Q3	2	1	24	9
Q4	2	1	21	14
Total	8	3	75	34

(14) UK Fourth Quarter Mature Life and Pensions Corporate Pension sales include a £15m (£2m APE) Single Premium product reallocation to Individual Pensions.

(15) Incorporated into the Opening FUM for Q4 is £191m related to inflows in Q3 in respect of the India Provident Fund. In Q4 this product has been reclassified out of Retail Mutual Funds. Therefore the Q4 Gross Inflows and Closing FUM reflect this reduction of £191m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 February, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Jon Bunn
Director of Public Relations